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Exhibit 99.1

 ENERPLUS RESOURCES FUND
NOTICE OF SPECIAL MEETING OF UNITHOLDERS
to be held Thursday, December 9, 2010

      NOTICE IS HEREBY GIVEN that, pursuant to an order of the Court of Queen's Bench of Alberta dated October 22, 2010, as the same may be amended (the "Interim Order"), a special meeting (the "Meeting") of the holders (the "Trust Unitholders") of trust units ("Trust Units") of Enerplus Resources Fund (the "Fund", and together with its subsidiaries, "Enerplus") and the holders ("EELP Unitholders", and together with the Trust Unitholders, the "Unitholders") of Class B limited partnership units ("EELP Units") of Enerplus Exchangeable Limited Partnership ("EELP"), will be held in the Grand Lecture Theatre at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, December 9, 2010 at 10:00 a.m. (Calgary time) for the following purposes:

  (a)
  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, an extraordinary resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying information circular and proxy statement of the Fund dated October 25, 2010 (the "Information Circular"), to approve the conversion of the Fund from its current trust structure to a corporate structure by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby (the "Arrangement"), all as more particularly described in the Information Circular;

  (b)
  if the Arrangement Resolution is passed, to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for Enerplus Corporation ("Newco") to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "E" to the Information Circular;

  (c)
  if the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a shareholder rights plan for Newco to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular and a summary of which is set forth in Appendix "F" to the Information Circular; and

  (d)
  to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

      The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit "A" to the Arrangement Agreement that is set forth in Appendix "A" to the Information Circular.

      Holders of EELP Units (each of which is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and the Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units that accompany this Notice.

      Every registered holder of Trust Units and EELP Units at the close of business on October 25, 2010 (the "Record Date") is entitled to receive notice of and vote their Trust Units and/or EELP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Unit held. No person acquiring Trust Units or EELP Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

-viii-

      The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding EELP Units.

      Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy. To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (72 hours in the case of EELP Unitholders, and in each case excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

      Dated at the City of Calgary, in the Province of Alberta, this 25th day of October, 2010.

ENERPLUS RESOURCES FUND By its administrator, EnerMark Inc.
(signed) "David A. McCoy" David A. McCoy Vice President, General Counsel & Corporate Secretary

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  Exhibit 99.1
ENERPLUS RESOURCES FUND NOTICE OF SPECIAL MEETING OF UNITHOLDERS to be held Thursday, December 9, 2010